W 3/10/04



SECURIT[IES AND EXCHANGE COMM]ISSION

04004630

A4 3/8/2004 **

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 52256

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARATHON CAPITAL MARKETS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 WEST 42nd STREET, SUITE 850,
(No. and Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVERELL SATLOFF (212) 575-3646
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GINSBERGWEISS, LLP
(Name – *if individual, state last, first, middle name*)

1 BLUE HILL PLAZA, PO BOX 1693, PEARL RIVER, NY 10965-8693
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, AVERELL SATLOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARATHON CAPITAL MARKETS, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GADI G. HILL
NOTARY PUBLIC, State of New York
No. 02HI5003247
Qualified in Westchester County
Commission Expires Oct. 19, 2006

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- X☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARATHON CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

MARATHON CAPITAL MARKETS, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2003

MARATHON CAPITAL MARKETS, INC.
DECEMBER 31, 2003

TABLE OF CONTENTS


Independent Auditor's Report

Exhibit A - Statement of Financial Condition

Exhibit B - Statement of Income

Exhibit C - Statement of Changes in Stockholder's Equity

Exhibit D - Statement of Cash Flows

Notes to Financial Statements

Supplementary Schedule 1 - Computation of Net Capital under S.E.C. Rule 15c3-1

Accountants' Comment

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Marathon Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Marathon Capital Markets, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant of rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marathon Capital Markets, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GinsbergWeiss, LLP
February 4, 2004

GinsbergWeiss, LLP

EXHIBIT "A"

# MARATHON CAPITAL MARKETS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash in banks | $ 12,000 |
| Total assets | $ 12,000 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 200 |
| Income taxes payable | 705 |
| Total liabilities | 905 |
| Stockholder's equity | |
| Common stock - no par, 200 shares authorized, 28 shares issued and 12 shares outstanding | 280,000 |
| Accumulated deficit | (132,663) |
| Treasury stock, 16 shares at cost | (136,242) |
| Total stockholder's equity | 11,095 |
| Total liabilities and stockholder's equity | $ 12,000 |

See accountants' audit report and accompanying notes.

EXHIBIT "B"

# MARATHON CAPITAL MARKETS, INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Income | |
| Commissions | $ 11,548 |
| Interest | 375 |
| Total income | 11,923 |
| General and administrative expenses | |
| Commissions | 2,301 |
| Clearing charges | 14,088 |
| Registration fees | 5,467 |
| Management fees | 5,600 |
| Miscellaneous expenses | 1,036 |
| Total general and administrative expenses | 28,492 |
| Loss from operations | (16,569) |
| Provision for income taxes | 1,005 |
| Net loss | $ (17,574) |

See accountants' audit report and accompanying notes.

EXHIBIT "C"

# MARATHON CAPITAL MARKETS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock | Accumulated Deficit | Treasury Stock | Total |
|---|---|---|---|---|
| Balance, December 31, 2002 | $280,000 | $ (55,293) | $ (136,242) | $ 88,465 |
| Distributions | -0- | (59,796) | -0- | (59,796) |
| Net loss | -0- | (17,574) | -0- | (17,574) |
| Balance, December 31, 2003 | $280,000 | $ (132,663) | $ (136,242) | $ 11,095 |

See accountants' audit report and accompanying notes.

EXHIBIT "D"

# MARATHON CAPITAL MARKETS, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (17,574) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Changes in operating assets and liabilities | |
| Decrease in commission receivable from clearing organization | 1,083 |
| Decrease in deposits with clearing organization | 25,071 |
| Decrease in prepaid expenses | 4,765 |
| Decrease in payroll taxes payable | (56) |
| Decrease in accrued expenses | (3,249) |
| Decrease in income taxes payable | (282) |
| Net cash provided by operating activities | 9,758 |
| Cash flows from financing activities | |
| Distributions | (59,796) |
| Net cash (used in) financing activities | (59,796) |
| Net decrease in cash | (50,038) |
| Cash - beginning of year | 62,038 |
| Cash - end of year | $ 12,000 |

Supplemental disclosures of cash flow information

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ -0- |
| Income taxes | $ 1,287 |

See accountants' audit report and accompanying notes.

Note 1. Organization and nature of business

Marathon Capital Markets, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

On December 3, 2003 the Company changed its name from Madison Merchant Partners, Inc. to Marathon Capital Markets Inc.

Note 2. Significant accounting policies

Securities transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and prepaid expenses. Liabilities consist of accounts payable and accrued expenses.

Note 2. Significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Income taxes

The Company is subject to Federal income taxes as well as state and local corporation taxes in the states in which it operates. Income taxes currently payable are based on the taxable income for the year. The Company has available net operating loss carryforwards of approximately $60,000 which expire between 2016 and 2022.

The provision for income taxes consists of the following:

| | |
|---|---|
| Current: | |
| Federal | $ -0- |
| State and local | 1,005 |
| | $ 1,005 |

Deferred tax assets at December 31, 2003 are as follows:

| | |
|---|---|
| Net operating loss | $ 9,000 |
| Valuation allowance | (9,000) |
| Net deferred tax assets | $ -0- |

Note 4. Net capital requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital of $11,095, which was $6,095 in excess of its required capital.

SCHEDULE 1

# MARATHON CAPITAL MARKETS, INC.
## SUPPLEMENTARY SCHEDULE 1
## COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
## AS OF DECEMBER 31, 2003

| | |
|---|---|
| **Net capital** | |
| Total stockholders' equity qualified for net capital | $ 11,095 |
| **Deductions for non-allowable assets** | |
| Total non-allowable assets | -0- |
| Net capital before haircuts | 11,095 |
| **Haircuts** | |
| Stocks and warrants | -0- |
| Money markets | -0- |
| Net capital | 11,095 |
| **Less: minimum net capital requirements** | |
| Aggregate indebtedness method | 61 |
| Statutory minimum | 5,000 |
| | 5,000 |
| Capital in excess of all requirements | $ 6,095 |
| **Aggregate indebtedness** | |
| Accrued expenses | $ 200 |
| Income taxes payable | 705 |
| Total aggregate indebtedness | $ 905 |

Capital ratio - (Maximum Allowance 1500%)

| | | |
|---|---|---|
| Aggregate indebtedness | 905 | = 8.16% |
| Net capital | 11,095 | |

==============================================================

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

See accountants' audit report and accompanying notes.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

To the Board of Directors
Marathon Capital Markets, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Marathon Capital Markets, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Marathon Capital Markets, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Marathon Capital Markets, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,

GinsbergWeiss, LLP

GinsbergWeiss, LLP
February 4, 2004